UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*
_______________________

KAISER ALUMINUM CORPORATION
(Name of Issuer)
_______________________

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

483007704
(CUSIP Number)

December 31, 2011
Date of Event Which Requires Filing of this Statement)

_______________________

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☒ Rule 13d-1(b)

  ☐ Rule 13d-1(c)

  ☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483007704

1	NAME OF REPORTING PERSONS Independent Fiduciary Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTION) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

EXPLANATORY NOTE

This Amendment No. 4 on Schedule 13G is being filed to amend the Schedule 13G filed on July 24, 2006, as amended by Amendment No. 1 on Schedule 13G filed on January 12, 2007, Amendment No. 2 on Schedule 13G filed on February 16, 2010 and Amendment No. 3 on Schedule 13G filed on May 9, 2011, to report that at December 31, 2011, Independent Fiduciary Services, Inc. no longer beneficially owns any shares of common stock, $0.01 par value per share (“Common Stock”), of Kaiser Aluminum Corporation (the “Company”).  Independent Fiduciary Services, Inc. sold substantially all of its assets to Gallagher Fiduciary Advisors, LLC on June 1, 2011.  See Item 4 of this Schedule 13G for more information.

Item 1	(a)	Name of Issuer:
Kaiser Aluminum Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
27422 Portola Parkway, Suite 200 Foothill Ranch, California 92610
Item 2	(a)	Name of Person Filing:
Independent Fiduciary Services, Inc.
	(b)	Address of Principal Business Office or, if none, Residence:
Independent Fiduciary Services, Inc. 805 15th Street, NW, Suite 1120 Washington, DC 20005
	(c)	Citizenship:
Independent Fiduciary Services, Inc.: State of Delaware
	(d)	Title of Class Securities:
Common Stock, $0.01 par value per share
	(3)	CUSIP Number:

483007704
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a-8);

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4	Ownership

At December 31, 2011, there were 0 shares of Common Stock of the Company beneficially owned by Independent Fiduciary Services, Inc. (“IFS”), representing 0% of the shares of Common Stock outstanding on that date.  Percentages are based on 19,294,649 shares of Common Stock outstanding at October 24, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Prior to June 1, 2011, IFS was the independent fiduciary for VEBA for Retirees of Kaiser Aluminum (CIK: 1369009) (“VEBA”), an employee welfare fund that is the beneficial owner of shares of the Company.  Pursuant to the VEBA for Retirees of Kaiser Aluminum Trust Agreement dated as of December 2, 2010 (the “Trust Agreement”) and the Independent Fiduciary, Co-Named Fiduciary and Investment Consultant Engagement Letter effective as of December 2, 2010 (the “Engagement Letter”), IFS, as an independent fiduciary, had discretionary authority with respect to the disposition and voting of the shares of Common Stock beneficially owned by VEBA.  Under the Trust Agreement, VEBA had the right to replace IFS as its independent fiduciary.

On June 1, 2011, Gallagher Fiduciary Advisors, LLC (CIK: 1527781) (“GFA”) acquired substantially all of the assets of IFS.  The VEBA consented to the assignment of its contract with IFS to GFA.  IFS is being wound down under Delaware law and is no longer a registered investment advisor.  Accordingly, GFA is currently subject to the obligations of IFS under the Trust Agreement and Engagement Letter and, therefore, GFA is the independent fiduciary for VEBA subject to the same conditions and obligations that previously applied to IFS.  Since IFS is no longer the independent fiduciary for VEBA, it is no longer a beneficial owner of shares of the Company.

IFS:
(a)	Amount beneficially owned:
0

(b)	Percent of class:
0%

(c)	Number of shares as to vote or to direct the vote:

	(i)		Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Independent Fiduciary Services, Inc.

Date:	February 10, 2012	By:	/s/ Samuel W. Halpern
Samuel W. Halpern